Mail Stop 6010   February 14, 2007

Sachiko Kuno, Ph.D.
President and Chair of the Board of Directors
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

       Re: **Sucampo Pharmaceuticals, Inc.**
                 Amendment No. 5 Registration Statement on Form S-1
                 Filed February 1, 2007
                 File No. 333-135133

Dear Dr. Kuno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 102

Compensation Discussion and Analysis, page 102

1. Please expand this section to discuss how each compensation element and the company's decisions regarding that element affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

2. Please expand this section to specifically discuss how corporate performance and individual performance are taken into account in making compensation decisions. You should discuss what specific items of corporate performance are taken into

account in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these items of the company's performance. Further, you should also discuss how specific forms of compensation are structured and implemented to reflect the executive officer's individual performance and/or individual contribution, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 116

3. Please expand your disclosure to describe the company's policies and procedures for related party transactions as required by Item 404(b) of Regulation S-K. In the alternative, provide us an explanation of why the company is not required to provide this disclosure.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Ave., NW
        Washington, District of Columbia 20006